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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                ______________

                                AMENDMENT NO.1
                                      TO
                                SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                    of the Securities Exchange Act of 1934
                                      and
                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                ______________

                          PAMIDA HOLDINGS CORPORATION
                           (Name of Subject Company)
                                ______________

                              SHOPKO MERGER CORP.
                         a wholly owned subsidiary of
                              SHOPKO STORES, INC.
                                   (Bidders)
                                _______________

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)
                                _______________

                                   697642106
                     (CUSIP Number of Class of Securities)
                                _______________

         Richard D. Schepp, Senior Vice President and General Counsel
                              ShopKo Stores, Inc.
                                P.O. Box 19060
                          Green Bay, Wisconsin 54307
                                (920) 429-4664
         (Name, address and telephone number of persons authorized to receive notices and communications on behalf of bidders)

                                    Copy to
                              Sidley & Austin
                              One First National Plaza
                              Chicago, Illinois 60603
                              (312) 853-7000
                              Attention:  Dennis V. Osimitz

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     ShopKo Merger Corp., a Delaware corporation  (the "Offeror") and a wholly owned subsidiary of ShopKo Stores, Inc., a Wisconsin corporation (the "Parent"), and Parent hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (as amended, the "Schedule 14D-1") and Statement on Schedule 13D, originally filed on May 17, 1999, with respect to their offer to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Pamida Holdings Corporation, a Delaware corporation (the "Company"), at a purchase price of $11.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 17, 1999, and in the related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-1, respectively. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-1.

Item 10. Additional Information.

         (c): The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the purchase of Shares pursuant to the Offer has expired.

         (f): On June 14, 1999, Parent announced that the Offeror has extended the Offer. The Offer will now expire at 12:00 midnight, New York City time, on Friday, July 2, 1999, unless the Offer is further extended. The Offeror extended the Offer pursuant to Section 1.01(a)(iv) of the Merger Agreement, which permits the Offeror to extend the Offer if the waiver of an event of default that arises under the Loan Agreement upon purchase of Shares pursuant to the Offer has not been obtained. As a result of the extension, the Offeror is deemed to have irrevocably waived the condition set forth in paragraph (d) of Annex A to the Merger Agreement, insofar as such paragraph relates to representations and warranties of the Company, and the condition set forth in paragraph (e) of Annex A to the Merger Agreement. Although Parent believes that such waiver will be obtained, it is not a condition to the Offer that such waiver be obtained, and the Offeror will not have the right to further extend the Offer because of the failure to obtain such a waiver.

         A copy of the press release issued by Parent on June 14, 1999, is filed as Exhibit (a)(10) to the Schedule 14D-1 and incorporated by reference herein.

Item 11. Material to be Filed as Exhibits.

         (a)(10) Press release issued by Parent on June 14, 1999.
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 14, 1999


                                    SHOPKO STORES, INC.

                                    By:       /s/ Richard D. Schepp
                                              ---------------------------------
                                         Name: Richard D. Schepp
                                               --------------------------------
                                         Title: Senior Vice President, General
                                                Counsel and Secretary
                                                -------------------------------


                                    SHOPKO MERGER CORP.

                                    By:      /s/ Richard D. Schepp
                                            -----------------------------------
                                         Name: Richard D. Schepp
                                               --------------------------------
                                         Title: Senior Vice President, General
                                                Counsel and Secretary
                                                -------------------------------

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                                 EXHIBIT INDEX

Exhibit
  No.                    Exhibit


(a)(10)        Press Release issued by Parent on June 14, 1999.

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